Filed Pursuant to Rule 424(b)(3)
File Number 333-139880

PROSPECTUS SUPPLEMENT NO. 5

Prospectus Supplement dated March 1, 2007
to Prospectus Declared Effective on January 24, 2007
(Registration No. 333-139880)
As Supplemented by that Prospectus Supplement No. 1 dated January 31, 2007, that Prospectus No. 2 dated February 12, 2007
that Prospectus Supplement No. 3 dated February 20, 2007,
and that Prospectus Supplement No. 4 dated February 26, 2007.

AURIGA LABORATORIES, INC.

This Prospectus Supplement No. 5 supplements our Prospectus dated January 24, 2007, the Prospectus Supplement No. 1 dated January 31, 2007, the Prospectus Supplement No. 2 dated February 12, 2007, the Prospectus Supplement No. 3 dated February 20, 2007 and the Prospectus Supplement No. 4 dated February 26, 2007.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 5 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement No. 5 includes the attached Current Report on Form 8-K of Auriga Laboratories, Inc. filed on March 1, 2007 with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the trading symbol “ARGA.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is March 1, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

March 1, 2007

AURIGA LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-26013	84-1334687
(State of incorporation)	(Commission File Number)	(I.R.S. Employer
Identification No.)
2029 Century Park East, Suite 1130
Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

(678) 282-1600
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_|	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
|_|	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
|_|	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
|_|	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 5—CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.05.	Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics.

        On February 23, 2007, the board of directors (“Board”) of Auriga Laboratories, Inc., a Delaware corporation (the “Company”) adopted, effective as of March 1, 2007, a Code of Business Conduct and Ethics (the “Code of Ethics”). The Code of Ethics specifically applies to the Company’s principal executive officer, principal financial officer, principal accounting officer and any person performing similar functions, as well as employees, officers and directors of the Company and its subsidiaries. The Code of Ethics sets forth written standards that are reasonably designed to deter wrongdoing and to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of violations of the Code of Ethics to an appropriate person identified therein; and (v) accountability for adherence to the Code of Ethics.

        The foregoing description of the Code of Ethics contained in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of such document filed as Exhibit 14.1 herewith. The Code of Ethics is also available on the Company’s website, located at http://www.aurigalabs.com, under the tab “Investors—Corporate Governance.”

SECTION 8—OTHER EVENTS

Item 8.01.	Other Events.

        I.    Audit Committee. On February 23, 2007, the Board adopted, effective as of March 1, 2007, a Charter for the Audit Committee of the Board of Directors (the “Audit Charter”), which Audit Charter supersedes the previous charter in effect for the Audit Committee of the Board. The Audit Committee of the Board presently consists of the following members: Brian Alleman (Chairman), Steven C. Glover and Trevor Pokorney. Each of the members of the Audit Committee of the Board are “independent” within the meaning of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and each of the members are able to read and understand fundamental financial statements. In addition, the Board has determined that Mr. Alleman meets the SEC’s definition of an “audit committee financial expert.”

        The Audit Charter is available on the Company’s website, located at http://www.aurigalabs.com, under the tab “Investors—Corporate Governance” and is incorporated herein by reference.

        II.    Nominating and Corporate Governance Committee. On February 23, 2007, the Board adopted, effective as of March 1, 2007, a Charter for the Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating Charter”), which Nominating Charter supersedes the previous charter in effect for the Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee of the Board presently consists of the following members: Brian Alleman (Chairman), Steven C. Glover and Trevor Pokorney. Each of the members of the Nominating and Corporate Governance Committee of the Board are independent within the rules of the SEC.

        The Nominating Charter is available on the Company’s website, located at http://www.aurigalabs.com, under the tab “Investors—Corporate Governance” and is incorporated herein by reference.

        III.    Compensation Committee. On February 23, 2007, the Board adopted, effective as of March 1, 2007, a Charter for the Compensation Committee of the Board of Directors (the “Compensation Charter”), which Compensation Charter supersedes the previous charter in effect for the Compensation Committee of the Board. The Compensation Committee of the Board presently consists of the following members: Brian Alleman (Chairman), Steven C. Glover and Trevor Pokorney. Each of the members of the Compensation Committee of the Board are independent within the rules of the SEC.

        The Compensation Charter is available on the Company’s website, located at http://www.aurigalabs.com, under the tab “Investors—Corporate Governance” and is incorporated herein by reference.

        IV.    Other Corporate Governance Standards. On February 23, 2007, the Board also adopted a set of Corporate Governance Principles and a Statement of Policy on Securities Trading by Company Personnel and Consultants, both of which are effective as of March 1, 2007. Both of these documents are available on the Company’s website, located at http://www.aurigalabs.com, under the tab “Investors—Corporate Governance.”

SECTION 9—FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is filed herewith:

Exhibit
Number	Document

14.1	Auriga Laboratories, Inc. Code of Business Conduct and Ethics.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AURIGA LABORATORIES, INC.
Date: March 1, 2007	By: /s/ Charles R. Bearchell
Charles R. Bearchell
Chief Financial Officer

AURIGA LABORATORIES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Reviewed & Adopted on: February 23, 2007

        The Board of Directors of Auriga Laboratories, Inc. (the “Company”) has adopted the following Code of Business Conduct and Ethics (the “Code”). This Code applies to all Auriga Laboratories, Inc. companies, their officers, directors and employees. Additional policies, procedures and practices are in place at Auriga Laboratories, Inc. companies that supplement, support or clarify the policies in this Code.

        No code or policy can anticipate every situation or provide definitive answers to all questions that may arise. Accordingly, this Code is intended to focus each individual director, officer and employee on areas of ethical risk, provide guidance to directors, officers and employees to help them recognize and deal with ethical issues, establish mechanisms to report unethical conduct, and help foster Auriga Laboratories, Inc.‘s values and operating principles. When in doubt about the best course of action, employees are encouraged to bring questions about particular circumstances to the attention of their senior Human Resources representative at the Auriga Laboratories, Inc. company where the individual is employed and/or to the Auriga Laboratories, Inc.‘s Legal Department, unless a particular policy in this Code directs otherwise. Members of the Board should contact the Company’s Chief Executive Officer or General Counsel.

        As used in this Code, unless the context otherwise requires, references to “Auriga Laboratories”, the “Company” or the “Auriga Laboratories companies” shall mean Auriga Laboratories, Inc. and all of its controlled subsidiaries, whether domestic or foreign, and references to the “Board” shall mean the Board of Directors of Auriga Laboratories, Inc.

Purpose of Code of Conduct

It is the Company’s intention that by adopting this Code, it will promote:

(1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) Full, fair, accurate, timely, and understandable disclosure in reports and documents that a small business issuer files with, or submits to, the Securities and Exchange Commission (the “Commission”) and in other public communications made by the small business issuer;

(3) Compliance with applicable governmental laws, rules and regulations;

(4) The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

(5) Accountability for adherence to the Code.

Compliance with Governmental Laws, Rules and Regulations

It is the Company’s policy to comply with all applicable laws, rules and regulations, and Auriga Laboratories expects its directors, officers and employees to carry out their responsibilities on behalf of Auriga Laboratories in accordance with such laws, rules and regulations and to refrain from illegal conduct. No individual is expected to know the details of all applicable laws, rules and regulations. Nevertheless, individuals who have questions about whether particular circumstances may involve illegal conduct should seek advice from Auriga Laboratories’ Legal Department.

Transactions in Auriga Laboratories securities are governed by the Company’s insider trading policy. Questions concerning this policy should be directed to Auriga Laboratories’ Legal Department.

Confidentiality

Directors, officers and employees should maintain the confidentiality of non-public information and records entrusted to them by Auriga Laboratories, and any other confidential information that comes to them, from whatever source, in the course of performing their responsibilities as a director, officer or employee, except when disclosure is authorized by the Legal Department, or required by laws, rules, regulations or legal process.

Conflicts of Interest

It is Auriga Laboratories’ policy that all directors, officers and employees avoid business and personal situations that may give rise to a conflict of interest. A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with Auriga Laboratories’ interests. A conflict of interest can arise in numerous areas including the following:

•	a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work on behalf of Auriga Laboratories objectively and effectively.

•	a director, officer or employee has a direct or indirect interest in a transaction where Auriga Laboratories is or may become a party, property that Auriga Laboratories may acquire, or an entity with which Auriga Laboratories does or may do business, except where full disclosure of the facts is made to Auriga Laboratories in accordance with the procedures outlined under “Compliance Standards, Reporting and Disciplinary Action” below.

•	a director, officer or employee, or member of his or her family, receives improper personal benefits as a result of his or her position as a director, officer or employee of a Auriga Laboratories company.

Because conflicts of interest may not always be clear-cut, employees are encouraged to bring questions about particular situations to the attention of the senior Human Resources representative at the Auriga Laboratories company where the individual is employed and/or to Auriga Laboratories’ Legal Department. Members of the Board should direct questions to Auriga Laboratories’ Chief Executive Officer and/or General Counsel.

Corporate Opportunities

Directors, officers and employees are prohibited from taking for themselves personal opportunities in which they could reasonably anticipate that Auriga Laboratories might have an interest or that are discovered through the use of Auriga Laboratories property, information or position. A permitted exception to this policy exists if, after full disclosure of the facts is made in accordance with the procedures outlined under “Compliance Standards, Reporting and Disciplinary Action” below, the disinterested members of the Board or Auriga Laboratories’ Management Committee, as appropriate, determine that Auriga Laboratories will not pursue the opportunity.

Fair Dealing

Auriga Laboratories’ companies aim to succeed through fair and honest competition. Auriga Laboratories seeks superior performance, but never through unethical or illegal business practices. Directors, officers and employees should endeavor to deal fairly with Auriga Laboratories’ customers, suppliers, competitors and employees. No one should take unfair advantage of another individual through manipulation, concealment, abuse of privileged information, or misrepresentation of material facts.

Protection and Proper Use of Assets

Company assets, such as information, supplies, equipment, materials, intellectual property, software, hardware and facilities, among other Company properties and assets, are valuable resources owned or licensed by or otherwise belonging to Auriga Laboratories and are to be used solely for Company purposes. Safeguarding this property from loss, damage or theft is the responsibility of all employees. No person shall take Auriga Laboratories property or assets for personal use or gain, nor shall Auriga Laboratories property or assets be given away, sold or traded without proper authorization. Incidental and immaterial personal use of assets such as computers and other equipment, telephones and supplies and other personal usage in accordance with Board approved policies/procedures are permitted exceptions to this policy.

Public Reporting

Auriga Laboratories employees are responsible for the accurate and complete reporting of financial information within their respective areas of responsibility and for the timely notification to the senior officer or General Counsel of the Auriga Laboratories company where the individual is employed of significant transactions, trends and other financial or non-financial information that may be material to Auriga Laboratories. Reports and documents that Auriga Laboratories files with or submits to the Commission, and other public communications, should contain full, fair, accurate, timely and understandable disclosure.

Compliance Standards, Reporting and Disciplinary Action

Auriga Laboratories is committed to operating according to the high standards of business conduct and ethics set forth in this Code. Each director, officer and employee is expected to report what he or she believes in good faith are actual or potential conflicts of interest, corporate opportunities, violations of applicable laws or non-compliance with this Code by any Auriga Laboratories director, officer or employee. The Company’s Human Resources Department is generally responsible for the enforcement of this Code relating to officers and employees. The Audit Committee of the Board (or its designee) is generally responsible for enforcement of this Code relating to members of the Board. The Audit Committee may designate another Board committee or the full Board, as it deems appropriate, to handle the enforcement of a particular Code provision as it applies to members of the Board.

Employees should report actual or potential conflicts of interest, corporate opportunities, or violations of this Code involving any Auriga Laboratories officer or employee to a member of Auriga Laboratories’ Human Resources Department and/or to Auriga Laboratories’ General Counsel. Members of the Board should report these matters to Auriga Laboratories’ Chief Executive Officer and/or General Counsel. Alternatively, if an accounting or auditing matter is involved, concerns or reports of possible violations may be submitted to the chair of Auriga Laboratories’ Audit Committee in writing or through the Company’s compliance hotline. Communications about accounting and auditing matters may be submitted anonymously and will be kept confidential, except where disclosure is required by laws, rules or regulations or legal process. It is Auriga Laboratories’ policy to prohibit any form of retaliation for reports of misconduct by others made in good faith.

It is Auriga Laboratories’ policy that waivers of this Code will not be granted except in very limited circumstances. Any waivers of this Code for directors and executive officers of Auriga Laboratories may only be made by the Board or the Audit Committee of the Board after disclosure of all material facts by the individual seeking the waiver and will be promptly disclosed as required by law or stock exchange regulation. Any waivers for other individuals may only be granted by Auriga Laboratories’ Human Resources Department or the General Counsel after disclosure of all material facts by the individual seeking the waiver.

Where Code violations are determined to exist, appropriate corrective and disciplinary action will be taken, which may include one or more of the following measures, as applicable: (i) counseling; (ii) a warning; (iii) a reprimand noted in the employee’s personnel file; (iv) probation; (v) change, including reassignment, in job responsibilities, authority and/or title; (vi) temporary suspension, with or without pay; (vii) termination of employment or other relationship with Auriga Laboratories; (viii) removal as a director or officer; (ix) reimbursement of losses or damages resulting from the violation; or (x) referral for criminal prosecution or civil action.